UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated October 21, 2026 titled “Geopark Triples Vaca Muerta Acreage with Award of Corralera Noreste Block”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK TRIPLES VACA MUERTA ACREAGE WITH AWARD OF CORRALERA NORESTE BLOCK

MATERIAL LONG-TERM UNCONVENTIONAL RESOURCE POTENTIAL THROUGH A DISCIPLINED AND PHASED INVESTMENT PROJECT

Bogota, Colombia – October 21, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with more than 20 years of successful operations across Latin America, today announced that it has been awarded the Corralera Noreste Block (“Corralera NE”) in the Neuquén Basin, Argentina, further expanding its position in Vaca Muerta and strengthening its long-term growth platform in the country.

Corralera NE was awarded through a public bidding round (Ronda 1/2026) launched by Neuquén Province’s energy company Gas y Petróleo del Neuquén (“GyP”) under the Plan Exploratorio Neuquén — the largest Vaca Muerta acreage offering in nearly a decade — in which 15 blocks were offered and 20 offers were received from 10 companies. GeoPark’s offer for Corralera NE ranked highest under the tender’s award formula.

GeoPark and GyP will proceed with the execution of the applicable joint venture agreement, which will be submitted for approval by the Executive Branch of the Province of Neuquén in accordance with the terms of the bidding round.

Expanding Into a Growing New Vaca Muerta Hub

Corralera NE is strategically located in the northern hub of Vaca Muerta, near Rincón de los Sauces, an emerging development area with growing unconventional activity and with existing infrastructure availability. The award provides GeoPark with access to approximately 26,900 gross acres – some 24,200 acres net to GeoPark – for a total committed cost (including entry bonus) of approximately $95 million, or approximately $3,900 per net acre.

The award represents a natural extension of GeoPark’s Argentina strategy and provides a potential long-term continuation of the Company’s growth platform in the country, complementing its existing assets Loma Jarillosa Este and Puesto Silva Oeste.

Nearby operations run by other companies, currently producing approximately 80,000 barrels of oil per day in aggregate, provide relevant technical analogues and support the potential for multiple productive landing zones.

Bid Terms

Under the terms of its winning offer, GeoPark will pay a one-time access bonus of $60.5 million to the Province of Neuquén and has committed a work program consisting of the drilling and fracking of 2 horizontal wells, each with 2,000 meters of horizontal section and 30 frack stages, to be carried out during the initial four-year exploration period.

GeoPark will hold a 90% working interest (“WI”) and will act as operator of the block. GyP will hold the remaining 10% WI, fully carried by GeoPark and recoverable through up to 80% of GyP’s share of future production.

Under the terms of the bidding process and the applicable joint venture agreement, Corralera NE carries a 12% royalty, and provides for a first exploration period of four years, with an optional second period of an additional four years. Upon declaration of a commercial discovery and compliance with the applicable requirements, a 35-year unconventional exploitation concession shall be granted.

GeoPark expects to fund the initial bonus and subsequent commitments with existing cash and committed liquidity sources, with no change to the Company’s capital allocation priorities.

Key Highlights

●	Acreage: Approximately 26,900 gross acres, ~24,200 acres net to GeoPark's 90% WI
●	Material resource potential: ~200 mmboe of unrisked gross resource potential (based on 2 landing zones), with additional upside of 2 more landings, based on GeoPark’s current technical assessment and subject to successful de- risking and technical performance
●	Potential production scale: Approximately 40,000–50,000 boepd (based on 2 landing zones) of potential gross peak production, subject to successful de-risking, appraisal and development
●	Strategic location: Northern Vaca Muerta, near Rincón de los Sauces and adjacent to an expanding unconventional development area
●	Clear decision gates: Further appraisal and full-field development remain subject to technical performance and GeoPark’s investment criteria.
●	Financial flexibility: Initial committed activities expected to be funded with available cash

The Company plans to advance Corralera NE through a phased de-risking and appraisal program before committing material development capital. The initial program comprises two horizontal wells followed by an extended testing period focused on establishing well productivity and resource quality. Any subsequent appraisal or development investment will be subject to technical results, project economics and GeoPark’s capital allocation criteria.

GeoPark will provide further information on the block and its planned de-risking and appraisal activities following the execution  of the joint venture agreement and completion of the applicable provincial approval process.

Executive Commentary

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Corralera NE adds a material long-term upside to our Argentina portfolio and expands GeoPark’s position in Vaca Muerta. We will approach it with the same capital discipline we apply across our portfolio: first addressing the key subsurface uncertainties through a focused appraisal program, and then requiring each additional phase to earn the next dollar of capital through technical performance and attractive economics. This phased approach gives us exposure to significant potential upside while maintaining financial flexibility and protecting long-term returns. We thank GyP and the Province of Neuquén for conducting this process and look forward to continuing to work together to responsibly develop the province’s energy resources.”

Map

CORRALERA NORESTE
PASO DE LAS BARDAS NORTE
CORRALERA NOROESTE
FONDO DE LA LEGUA
CORRALERA SUR
EL TRAPIAL - CURAMCHED
NARAMBUE
LOMA JARILLOSA ESTE
PUESTO SILVA OESTE
Gas
Gas Cond
Volatile Oil
Oil
Heavy Oil
N
0
25
50 km
Dry Gas
Wet Gas & Condensate
Light Oil
Black Oil
GeoPark Producing Blocks
Awarded Block

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation.

This press release contains certain oil and gas metrics, including operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, emission reduction goals, production, production growth, Adjusted EBITDA, capital expenditures and other operating and financial performance, including expected free cash flow and shareholder returns, dividends and buybacks forecasts, timing, method and amount of share repurchases, operating netback, future opportunities, our deleveraging process and interest payment reductions, dividends or other distributions, capital return yield, etc. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC’s definitions for such terms. GeoPark uses certain terms in this press release, such as “PRMS Reserves” that the SEC’s guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: October 21, 2026